CONVENIENCE TRANSLATION – FOR INFORMATIONAL PURPOSES ONLY

AGREEMENT dated January 5, 2026 (the "Agreement"), by and among:

I. Emilio Fernando Azcárraga Jean ("EAJ");

II. Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, acting solely as trustee of Management Trust Agreement F/6121 (the "Control Trust");

III. Alfonso de Angoitia Noriega ("AAN"); and

IV. Bernardo Gómez Martínez ("BGM" and together with EAJ, the Control Trust and AAN, the "Parties");

BACKGROUND

I. EAJ is settlor and Trustee "A" of the Control Trust.

II. As of this date, EAJ is the beneficiary, through the Control Trust, of 52,991,825,705 Series "A" shares representing the capital stock of Grupo Televisa, S.A.B. (the "Company") (the "EAJ Shares").

III. As of this date, AAN owns, directly or indirectly, 38,580,509 ordinary participation certificates ("CPOs") underlying shares representing the capital stock of the Company (the "AAN CPOs").

IV. As of this date, BGM owns, directly or indirectly, 38,699,325 CPOs (the "BGM CPOs").

V. It is the intention of the Parties to enter into this Agreement to, among other things, (i) establish the terms and conditions under which AAN will acquire from the Control Trust, 13,166,166,402 Series "A" shares representing the capital stock of the Company, and BGM will acquire from the Control Trust, 13,166,166,402 Series "A" shares representing the capital stock of the Company (collectively, the "Shares to be Acquired"), and (ii) regulate certain aspects in relation to the exercise of the corporate rights of the Shares to be Acquired, the AAN CPOs and the BGM CPOs as well as certain rights between the Parties in the event of transfers, subject to the terms and conditions established in this Agreement.

CLAUSES

FIRST. Purchase and Sale of Series A Shares

On the Closing Date, subject to the satisfaction of the conditions set forth in Clause Three, the Control Trust shall sell to AAN 13,166,166,402 Shares to be Acquired, and to BGM 13,166,166,402 Shares to be Acquired, in each case, free of any encumbrances or limitations of ownership, and AAN and BGM agree to purchase, respectively, all the Shares to be Acquired (the "Purchase and Sale"), for a total price equal to Mx$1,926,303,610, or Mx$963,151,805 each of them (the "Purchase Price").

To complete the Sale, on the Closing Date:

1. The Control Trust shall instruct the brokerage firm that acts as custodian of the Shares to be Acquired to transfer "free of payment" the Shares to be Acquired, to the

brokerage accounts and "drawer" of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. that AAN and BGM instruct in writing; and

2. AAN and BGM will transfer by electronic transfer to the bank account instructed by the Control Trust in writing, in immediately available funds the Purchase Price.

The Parties undertake to carry out all the acts that are necessary to perfect, on the Closing Date, the Sale.

SECOND. Election of Directors

(a) The Parties agree that, as long as EAJ (i) is not declared judicially incapable, whether temporary or permanent (as stated in the provisional or final judicial decision declaring temporary or permanent incapacity or in the provisional or final judicial decision limiting the capacity to exercise), missing (as stated in the judicial declaration of absence or presumption of death in accordance with applicable law) or dead (as stated in the act of death) ("Death, Incapacity and/or Absence"), and (ii) holds more than fifty percent (50%) of the EAJ Shares (after subtracting the Shares to be Acquired), EAJ, through the Control Trust, shall have the exclusive right to exercise the vote that corresponds to all the Shares to be Acquired, AAN CPOs and BGM CPOs with respect to the appointment, removal and/or ratification of the members of the Company's Board of Directors at the corresponding validly convened shareholders' meeting, for which (a) AAN and BGM shall take the necessary action as requested in writing by EAJ through the Control Trust, including attending the corresponding meeting and voting as instructed by EAJ and/or granting a power of attorney or similar document conferring on EAJ or its designee the right to represent and vote the Shares to be Acquired, the AAN CPOs and the BGM CPOs at the Company's shareholder meetings, and (b) shall abstain from voting on the designation, removal and/or ratification of the members of the Company's Board of Directors except in accordance with the written instructions they have received for this purpose from EAJ. For the avoidance of doubt, the right contemplated in this Clause is vested exclusively on EAJ personally, and acting directly or through the Control Trust and not with any trustee other than the Control Trust.

The Parties undertake to carry out the acts necessary to implement the rights and obligations described in the previous paragraph.

(b) The Parties acknowledge and agree that, except as provided in this Clause Two, subsection (a) of this Agreement, (i) AAN and BGM, as owners of the Shares to be Acquired, the AAN CPOs and the BGM CPOs, respectively, shall each have the right to exercise all corporate and economic rights that correspond to each with respect to the Shares to be Acquired, the AAN CPOs and the CPOs the BGM CPOs, respectively, and (ii) the Control Trust shall have the right to exercise all the corporate and economic rights that correspond to the EAJ Shares.

THIRD. Conditions

The obligation of the Parties to consummate the Sale is subject to the satisfaction of the following conditions:

(a) The Purchase and Sale must have been authorized by the Mexican National Antitrust Commission (*Comisión Nacional Antimonopolio*) and such authorization must continue to have full effect.

(b)   No judgment or order shall have been issued by any governmental authority that prohibits or restricts the Sale.

FOURTH. <u>Closing</u>

The Sale will take place at Paseo de la Reforma No. 760, Lomas de Chapultepec, C.P. 11000, Mexico City, or at any other place agreed in writing by the Parties, on the date that is later between (i) February 2, 2026, and (ii) the fifth (5th) business day following the date on which all the conditions set forth in Clause Third have been satisfied, or on any other date agreed in writing by the Parties (the date on which the consummation of the Sale takes place, the "<u>Closing Date</u>").

For the avoidance of doubt, even if the conditions precedent described in Clause Third have been satisfied, in no case will the Sale take effect prior to February 2, 2026.

FIFTH. <u>Right of First Refusal</u>

In the event that (i) EAJ, whether directly, through the Control Trust or indirectly in any other way, intends to carry out a transfer of shares representing the capital stock of the Company and/or rights under the Control Trust, whatever the form or structure of the sale or assignment (the "<u>EAJ Securities</u>"), or (ii) AAN and/or BGM intend to carry out a transfer, either directly, indirectly or otherwise, of the Shares to be Acquired, then EAJ through the Control Trust, AAN and BGM, as the case may be, will have a right of first offer as follows:

a.   The Party or Parties that intend to carry out a transfer as set forth above (either one or two Parties, the "<u>Selling Party</u>") shall deliver to the other Parties (either one or two Parties, the "<u>Prospective Acquirers</u>") a notice offering to sell or assign, as the case may be, the number of EAJ Securities or Shares to be Acquired, as applicable, subject matter of the potential transfer (the "<u>Offered Securities</u>"), indicating the cash price at which the Offered Securities are proposed to be transferred (the "<u>Sale Price</u>") and the other relevant terms and conditions of the transfer (the "<u>Offer to Sell</u>").

b.   Prospective Acquirers shall have the right to acquire the Securities Offered at the Sale Price, proportionally with respect to their respective direct and indirect participation in the capital stock of the Company (excluding, for these purposes, all other shareholders of the Company who are not Prospective Acquirers) by delivery, within twenty (20) business days following the date on which they have received the Offer to Sell, a written notice to the Selling Party confirming its intent to acquire all and not less than all of the Offered Securities to which it is entitled (the "<u>Purchase Notice</u>"). For the purposes of determining the participation of the Prospective Acquirers in the Company, the direct and indirect participation of such Prospective Acquirerson the day immediately prior to the day on which the Offer for Sale is delivered shall be considered.

c.   In the event that there is more than one Prospective Acquirer, if any Prospective Acquirer delivers a Purchase Notice indicating its intention to purchase a number of Offered Securities less than that to which it would be entitled, or fails to deliver the Purchase Notice within the period indicated above, the Offered Securities corresponding to such Prospective Acquirer must be offered directly to the other Prospective Acquirers who have indicated their intention to acquire the Offered

Securities, which such other Prospective Acquirers who will have an additional period of twenty (20) business days to deliver a written notice to the Selling Party confirming their intent to acquire all or part of the additional Offered Securities.

d.   In the event that the Prospective Acquirers do not accept the Offer to Sell as indicated in the preceding paragraphs within the deadlines established above, the Selling Party may offer the Offered Securities not accepted to a third party at a price that is not less than the Sale Price and on terms and conditions that are not more favorable to the third party than those offered to the Prospective Acquirers.

e.   If the Selling Party does not complete the transfer of the declined Offered Securities within a period of one hundred twenty (120) days (according to which such period must be extended to obtain the authorization of the National Antitrust Commission if required in accordance with applicable law) as of the date on which the Offer to Sell is deemed to have been declined in accordance with the preceding paragraphs, then the Selling Party may not transfer the Offered Securities to any third party until it goes over the procedure provided for in this Clause Fifth again.

SIXTH. Joinder of Third Parties

As a condition to the effecting of any transfer of the EAJ Securities or the Shares to be Acquired to any person other than a Party, such person shall enter into a joinder agreement to this Agreement through which it accepts and agrees to the rights and obligations of the Party transferring to it the EAJ Securities or the Shares to be Acquired, as the case may be, exclusively under Clause Fifth. For the avoidance of doubt, in no case will the rights contemplated in the Clause Second be applicable to any person other than EAJ.

SEVENTH. Regulatory Notices

The Parties undertake to submit the notices that are necessary to carry out the purchase and sale of the Shares in terms of the provisions of the applicable legislation or the Company's policies.

EIGHTH. Completion

This Agreement may be terminated, without any additional effect, (i) by written consent between the Parties, (ii) in the event of Death, Incapacity and/or Absence of AAN and BGM (i.e., Death, Incapacity and/or Absence of both), or (iii) by either Party, if the consummation of the Sale does not occur on or before December 31, 2026.

In the event of termination of this Agreement in accordance with the provisions of this Clause, this Agreement shall cease to have effect.

NINTH. Tax Obligations

The Parties agree that all taxes, duties or contributions that are caused as a result of the Sale will be borne by the Party that is responsible for covering them in accordance with applicable law.

TENTH. <u>Notices</u>

The notifications and/or notices made by the Parties shall be sent in writing, by certified mail, specialized courier or any other means that acknowledges or confirms their receipt by the addressee, to the addresses of the Parties indicated below, on working days and hours. All notifications, notices or communications that the Parties address in terms of this Clause will be understood to have been received on the date of their delivery; provided that the corresponding acknowledgement of receipt or confirmation of receipt is available.

The Parties indicate the following as their domiciles for the purposes of the foregoing:

EAJ:

Paseo de la Reforma No. 760
Lomas de Chapultepec, C.P. 11000
Mexico City
Attn: Emilio Fernando Azcárraga Jean

CCP:

Creel, García-Cuellar, Aiza y Enríquez, S.C.
Torre Virreyes Pedregal No. 24, 24th Floor
Col. Molino del Rey, Mexico City
11040
Attention: Jean Michel Enríquez D.
jean.michel.enriquez@creel.mx

The Control Trust:

Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo
Financiero, actuando única y exclusivamente como Fiduciario del
Fideicomiso F/6121.
Boulevard Manuel Ávila Camacho Número 40, piso 7
Lomas de Chapultepec, alcaldía Miguel Hidalgo,
Código postal 11000, Ciudad de México, México
Email: mescudero@invex.com y Ftradicional@invex.com
Attention: Jesús Miguel Escudero Basurto y Francisco Javier Martínez
García, Delegados Fiduciarios

AAN:

Paseo de la Reforma No. 760
Lomas de Chapultepec, C.P. 11000
Mexico City
Attention: Alfonso de Angoitia Noriega

CCP:

Mijares, Angoitia, Cortés y Fuentes, S.C.
Javier Barros Sierra 540, 4th floor
Col. Santa Fe, Álvaro Obregón

C.P. 01210, Mexico City
Attention: Ricardo Maldonado Yáñez
rmaldonado@macf.com.mx

BGM:

Paseo de la Reforma No. 760
Lomas de Chapultepec, C.P. 11000
Mexico City
Attn: Bernardo Gómez Martínez

CCP:

Mijares, Angoitia, Cortés y Fuentes, S.C.
Javier Barros Sierra 540, 4th floor
Col. Santa Fe, Álvaro Obregón
C.P. 01210, Mexico City
Attention: Ricardo Maldonado Yáñez
rmaldonado@macf.com.mx

The Parties shall communicate in writing, in terms of this Clause, any change to their addresses. As long as no change is communicated to them, all communication will take effect at the time of its delivery to the addresses indicated above.

ELEVENTH. Assignment

The Parties may not assign all or part of their rights and obligations derived from this Agreement in favor of any person, without the prior written consent of the other Parties, nor may they encumber, grant as a guarantee or affect in any way or under any form or under such rights.

TWELFTH. Expenses

The Parties agree that each of them will be responsible for the payment of the expenses, costs and taxes incurred as a result of the operations contemplated herein. The Parties further agree that such expenses may be deducted from the Purchase Price.

THIRTEENTH. Entire Agreements and Modifications

This Agreement constitutes the final and total agreement of the Parties with respect to the operation contemplated herein and nullifies any oral or written understandings previously adopted by the Parties in relation to said operation.

Any modification to the agreements contained in this Agreement must be made in writing and for its validity must be signed by each and every one of the Parties to this Agreement.

FOURTEENTH. Copies

This Agreement may be signed in copies, each of which shall be considered an original, but all of them, considered together, shall constitute one and the same document. Signed copies of this Agreement may be delivered by e-mail or other means of electronic transmission, and it will not be necessary to confirm the signature by delivery of the original signed documents.

FIFTEENTH. <u>Applicable Law and Jurisdiction</u>

This Agreement, the rights and obligations of the Parties, and any claims or controversies related thereto, shall be governed by and construed in accordance with the laws of Mexico, without regard to any conflict of law rule or principle that would result in the application of any law other than the laws of Mexico. For the interpretation, compliance and enforceability of this Agreement, the Parties irrevocably submit to the jurisdiction of the competent courts of Mexico City and waive any other jurisdiction that by reason of their present or future domicile or for any other reason may correspond to them.

The parties being aware of the content and legal scope of this Agreement, sign it on January 5, 2026.

[*Signature page follows*]

Emilio Fernando Azcárraga Jean

/s/Emilio Fernando Azcárraga Jean

Control Trust

/s/Jesús Miguel Escudero Basurto

/s/Bernardo Aurioles Baigts

Alfonso de Angoitia Noriega

/s/Alfonso de Angoitia Noriega

Bernardo Gómez Martínez

/s/Bernardo Gómez Martínez

[*Signature page to Agreement dated January 5, 2026*]